Exhibit 8.1

Scinai Immunotherapeutics – List of Subsidiaries

Subsidiary	Country of Incorporation	Ownership Interest
Scinai Biopharma Services Ltd.	Israel	100%

Scinai BioServices Inc.	Delaware (U.S.A)	100%

Scinai Immunotherapeutics Spó&lstrok;ka z ograniczon&aogon; odpowiedzialno&sacute;ci&aogon;	Poland	100%